                        Exhibit 99.1

Gogoro Releases First Quarter 2023 Financial Results

TAIPEI, Taiwan, May 11, 2023 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its first quarter ended March 31, 2023.

•First quarter revenue of $79.3 million, down 16.0% year-over-year and down 8.8% on a constant currency basis

•First quarter battery swapping revenue of $32.3 million, up 9.8% year-over-year and up 19.2% on a constant currency basis
•First quarter net loss of $40.6 million, up from a net loss of $21.7 million in the same quarter last year
•First quarter adjusted EBITDA of $10.6 million, down from $13.5 million in the same quarter last year
“Our performance in the first quarter of 2023 is in line with expectations and reflects seasonally lower volume and revenue we usually see in Taiwan during the first quarter. We continue to execute on our international expansion plans in India, the Philippines and other new markets and plan to transition from pilots to commercial deployments in several of these markets this year. In Taiwan, we are expanding our retail channels and broadening our product offerings,” said Horace Luke, chairman, founder and CEO of Gogoro. “In addition to new pilots in India, the Philippines, and Singapore, we also continue to expand the capabilities of our battery swapping network beyond mobility to create new recurring revenue streams. For example, in April, we announced the world’s first commercial deployment of a Virtual Power Plant ("VPP") integrated with a distributed battery swapping network in Taiwan. This newly deployed VPP technology, with our partner Enel X, enables our battery swapping stations to integrate with the Taiwan power grid and either pause power consumption or return energy to the network as needed."

“Despite some near-term market and business challenges concurrent with an unfavorable macroeconomic climate, Q1 results were consistent with our seasonally adjusted expectations and we expect to deliver on our full year 2023 guidance of $400 to $450 million in revenue," said Bruce Aitken, chief financial officer of Gogoro. "In conjunction, we continue to focus on cost controls, investment in our Taiwan retail channels, executing on our international expansion, and diversifying our product portfolio to support an even larger market.”

First Quarter 2023 Financial Overview

Operating Revenues
For the first quarter, revenue was $79.3 million, down 16.0% year-over-year and down 8.8% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $6.8 million.

                        Exhibit 99.1

▪Sales of hardware and other revenues for the quarter were $47.0 million, down 27.7% year-over-year, and down 21.5% year-over-year on a constant currency basis1. For the entire powered two-wheelers ("PTW") market, sales in Taiwan in the first quarter were up 9.8% year-over-year while electric scooters sales were down 1.9% compared to the same quarter last year. The growth in the PTW market was driven by substantial sales of new, heavily-marketed, low-priced, and fuel-efficient internal combustion engine scooter models launched in January 2023.
▪Gogoro vehicle sales volume decreased by 17.3% compared to the same quarter last year. This was driven by a combination of factors: — (i) delays in the announcement of city government subsidies, (ii) increases in internal combustion engine sales due to new product launches and aggressive pricing strategies and, (iii) in the case of Gogoro's sales drop, the emergence of a new, heavily marketed low cost/low-power electric moped in the entry market segment reduced Gogoro's market share. When viewed on a like-for-like performance basis, we maintained a market share of 80.6%.
▪Battery swapping service revenue for the first quarter was $32.3 million, up 9.8% year-over-year, and up 19.2% year-over-year on a constant currency basis1. Total subscribers at the end of the first quarter exceeded 538,000, up 15.2% from 467,000 subscribers at the end of the same quarter last year. The battery swapping service revenue increase was primarily due to our larger subscriber base and the high retention rate of our subscribers. We continue to see the strength of our subscription-based business model to accrue more customers to maximize our battery swapping network efficiency.

Gross Margin
For the first quarter, gross margin was 12.9%, down from 13.7% in the same quarter last year and non-IFRS gross margin1 was 13.7%, down from 14.2% in the same quarter last year. The gross margin and non-IFRS gross margin1 declines were driven by a decrease in the average selling price of our product portfolio together with higher production cost per electric scooter as a result of lower volumes. The decline was partially offset by the improved cost efficiencies of Gogoro's battery swapping service operations.

Net Loss
For the first quarter, net loss was $40.6 million, up $18.9 million from $21.7 million in the same quarter last year. The increase in net loss was primarily due to an unfavorable change in the fair value of financial liabilities of $18.5 million. The increase in net loss was partially offset by the decrease in sales and marketing expenses as a result of more targeted retail marketing campaigns and reduced headcount compared to the same quarter last year.

Adjusted EBITDA
For the first quarter, adjusted EBITDA1 was $10.6 million, down from $13.5 million in the same quarter last year. The decrease was primarily the result of non-IFRS gross profit1 decreasing to $10.9 million,
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
down 19.0% from $13.4 million in the same quarter last year, due to reduced sales volumes. The decrease was partially offset by the continued growth of Gogoro's battery swapping service business in the first quarter.

Liquidity

We reduced operating cash outflow by $19.2 million compared to the same quarter last year through tightening of our business operations and reducing working capital. As we execute on our international expansion strategy, we continue to make investments for growth — including a $16.4 million equity investment; other operational investments in multiple expansion markets in the first quarter; and, we continue to invest in growing our battery swapping infrastructure. We have paid back $17.7 million in bank loans in the first quarter as part of our effective working capital and financing cost management. With a $167.1 million cash balance at the end of the first quarter and additional credit facilities, we believe we have sufficient sources of funding to meet our near term business growth objectives.

2023 Guidance

For the full year 2023, we reiterate our 2023 outlook:
▪Revenue of $400 million to $450 million which represents an anticipated increase of 4.5% to 17.6% compared to 2022.
▪We estimate that we will generate 90% to 95% of 2023 full year revenue from the Taiwan market.

Conference Call Information

Gogoro's management team will hold an earnings Webcast on May 11th, 2023, at 8:00 a.m. Eastern Time to discuss the Company's first quarter 2023 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles,” Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

                        Exhibit 99.1
Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2023 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, statements regarding the sufficiency of Gogoro's cash resources, Gogoro’s beliefs regarding Gogoro’s future operating performance including its ability to grow its subscriber base, projections of market opportunity and market share, potential growth of Gogoro's battery swapping ecosystem in Taiwan and in new markets, timing of Gogoro's launch in India, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, the expected use of proceeds from the merger, and statements by Gogoro's founder, chairman, and chief executive officer and Gogoro's chief financial officer.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, China market, India market, and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2022, which was filed on March 31, 2023 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-IFRS Financial Measures

                        Exhibit 99.1
This press release and accompanying tables contain certain non-International Financial Reporting Standards (collectively, “IFRS”) financial measures as issued by the International Accounting Standards Board including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation.

Share-based Compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA, as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

                        Exhibit 99.1

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, and onetime non-recurring costs associated with the merger. The company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for the comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)
(in thousands of U.S. dollars)

	March 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$167,082	$236,100
Trade receivables	20,411	16,143
Inventories	131,649	114,701
Other assets, current	29,876	30,961
Total current assets	349,018	397,905

Property, plant and equipment	441,361	442,969
Equity investment	16,279	—
Right-of-use assets	22,395	21,089
Other assets, non-current	11,932	11,460
Total assets	$840,985	$873,423

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$77,602	$87,982
Financial liabilities at fair value	65,462	46,949
Notes and trade payables	39,448	38,879
Contract liabilities	17,025	12,965
Lease liabilities, current	9,631	10,073
Provisions for product warranty, current	3,826	4,812
Other liabilities, current	37,673	46,506
Total current liabilities	250,667	248,166

Borrowings, non-current	289,122	293,192
Provisions for product warranty, non-current	3,274	3,238
Lease liabilities, non-current	13,134	11,400
Other liabilities, non-current	18,082	18,453
Total liabilities	574,279	574,449

Total equity	266,706	298,974
Total liabilities and equity	$840,985	$873,423

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands of U.S. dollars, except net income (loss) per share)

	Three Months Ended March 31,
	2023	2022
Operating revenues	$79,319	$94,455
Cost of revenues	69,058	81,557
Gross profit	10,261	12,898
Operating expenses:
Sales and marketing	11,843	13,015
General and administrative	11,099	10,383
Research and development	9,553	9,344
Total operating expenses	32,495	32,742
Loss from operations	(22,234)	(19,844)
Non-operating income and expenses:
Interest expense, net	(1,897)	(2,850)
Other income, net	2,096	1,264
Change in fair value of financial liabilities	(18,513)	(287)
Loss on investment under equity method	(72)	—
Total non-operating income (expenses)	(18,386)	(1,873)
Net loss	(40,620)	(21,717)
Other comprehensive income (loss):
Exchange differences on translation	2,172	(6,126)
Total comprehensive loss	$(38,448)	$(27,843)

Basic and diluted net loss per share	$(0.17)	$(0.11)
Shares used in computing basic and diluted net loss per share	232,190	193,334

	Three Months Ended December 31,
Operating revenues:	2023	2022
Sales of hardware and others	$47,056	$65,074
Battery swapping service	32,263	29,381
Operating revenues	$79,319	$94,455

	Three Months Ended December 31,
Share-based compensation:	2023	2022
Cost of revenues	$610	$529
Sales and marketing	842	768
General and administrative	2,777	1,471
Research and development	1,937	1,594
Total	$6,166	$4,362

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities
Net loss	$(40,620)	$(21,717)
Adjustments for:
Depreciation and amortization	24,675	25,421
Expected credit loss	327	212
Loss on investment under equity method	72	—
Change in fair value of financial liabilities	18,513	287
Interest expense, net	1,897	2,850
Share-based compensation	6,166	4,362
Loss on disposal and impairment of property and equipment, net	950	138
Write-down of inventories	1,295	703
Changes in operating assets and liabilities:
Trade receivables	(4,595)	(4,932)
Inventories	(18,243)	(20,456)
Other assets	941	(23,765)
Notes and trade payables	569	16,005
Contract liabilities	4,060	(154)
Other liabilities	(7,903)	(12,359)
Provisions for product warranty	(950)	2,438
Cash used in operations	(12,846)	(30,967)
Interest expense and tax paid, net	(1,889)	(2,928)
Net cash used in operating activities	(14,735)	(33,895)
Cash flows from investing activities
Property, plant and equipment, net	(17,757)	(20,352)
Equity investments	(16,351)	—
Increase in refundable deposits	—	(95)
Payments of intangible assets, net	(42)	(258)
Increase (decrease) in time deposits and others	(407)	27,752
Net cash (used in) provided by investing activities	(34,557)	7,047
Cash flows from financing activities
Proceeds from borrowings	12,436	32,497
Repayments of borrowings	(30,093)	(12,419)
Proceeds from capital collected in advance	22	274,220
Repayments of financial liabilities at fair value	—	(108,149)
Guarantee deposits (refund) received	(18)	34
Repayment of the principal portion of lease liabilities	(3,146)	(3,419)
Net cash (used in) provided by financing activities	(20,799)	182,764
Effect of exchange rate changes on cash and cash equivalents	1,073	(8,022)
Net (decrease) increase in cash and cash equivalents	(69,018)	147,894
Cash and cash equivalents at the beginning of the period	236,100	217,429
Cash and cash equivalents at the end of the period	$167,082	$365,323

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2023			2022	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$47,056	$4,032	$51,088	$65,074	(27.7)%	(21.5)%
Battery swapping service	32,263	2,760	35,023	29,381	9.8%	19.2%
Operating revenue	$79,319	$6,792	$86,111	$94,455	(16.0)%	(8.8)%

	Three Months Ended March 31,
	2023		2022
Gross profit and gross margin	$10,261	12.9%	$12,898	13.7%
Share-based compensation	610		529
Non-IFRS gross profit and gross margin	$10,871	13.7%	$13,427	14.2%

	Three Months Ended March 31,
	2023		2022
Net loss	$(40,620)		$(21,717)
Share-based compensation	6,166		4,362
Change in fair value of financial liabilities	18,513		287
Acquisition-related expenses	—		2,315
Non-IFRS net loss	$(15,941)		$(14,753)

	Three Months Ended March 31,
	2023		2022
Net loss	$(40,620)		$(21,717)
Interest expense, net	1,897		2,850
Depreciation and amortization	24,675		25,421
EBITDA	(14,048)		6,554
Share-based compensation	6,166		4,362
Change in fair value of financial liabilities	18,513		287
Acquisition-related expenses	—		2,315
Adjusted EBITDA	$10,631		$13,518